UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 13, 2023

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London

WC1N 3AX

United Kingdom

Tel: +44 73 7680 9248

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 13, 2023, Selina Hospitality PLC (the “Company”) issued a letter to certain of its shareholders (the “Shareholder Letter”) in connection with its General Meeting of Shareholders to be held on August 18, 2023. The text of the Shareholder Letter is set forth below.

Dear shareholders -

By now you should have received a circular and notice of our General Meeting of shareholders to be held on Friday, August 18, 2023, at 10:00am New York time (“Notice of Meeting”). If not, the following is a link to the Notice of Meeting, which includes an introductory letter from the independent chairman of our board of directors, Eric Foss, and a letter from our CEO, Rafael Museri.

https://investors.selina.com/events/event-details/general-meeting-shareholders

As noted in the Notice of Meeting, the purpose of the meeting is to consider four resolutions. Two ordinary resolutions authorize the directors to issue certain amounts of new ordinary shares, and two special resolutions authorize the directors to disapply statutory preemption rights in respect of the issuance of ordinary shares under the first two resolutions. In essence, this allows the company to issue new shares or other equity securities without having to first offer them to existing shareholders. This is a customary type of resolution for public limited companies incorporated under the laws of England and Wales, as Selina is. Further details about these resolutions and why they are important for us can be found in the introductory letters provided in the Notice of Meeting.

Selina’s directors unanimously recommend that all of these resolutions be approved.

How to attend the meeting

You will be able to participate in the General Meeting during the live webcast of the meeting by visiting http://www.meetnow.global/MLZSTWU and entering your 16-digit control number found on the voting form that has been mailed to you by Computershare. You will be able to vote even if you have previously submitted your proxy. If you hold shares through a depositary, bank or broker, or indirectly in a savings plan, please refer to the additional attendance instructions set out in the Notice of Meeting.

How to vote

Shareholders of record as of July 12, 2023 are eligible to vote. Voting is easy and you may vote electronically now by proxy and, if you choose, change your vote. In order to vote or change your vote, please visit the voting website at www.envisionreports.com/SLNA and click on the “Vote Now” button in the section entitled “Cast Your Vote.” You will need your identifying control number from the proxy card, notice document or email you received from Computershare or your broker. If you have not received your control number, please let us know by email to companysecretary@selina.com as soon as possible. If you hold your shares through a broker, then you should follow the proxy submission instructions provided by them. Proxy votes, whether in electronic or paper form, must be submitted by 10:00am New York time on Wednesday, August 16, 2023. After that time, votes will need to be submitted by ballot (known as a poll card in the UK) during the meeting.

We appreciate your support and look forward to you attending the meeting. Should you have any questions in the meantime, please let us know by emailing companysecretary@selina.com.

Kind regards,

Jon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: August 14, 2023	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary